Exhibit 4.38

English Translation

Science Park Branch of Shenzhen Kexing Biotech Co., Ltd.	KXZLA4(2014)006

Lease Contract of Kexing Science Park

Lessor:	Science Park Branch of Shenzhen Kexing Biotech Co., Ltd.	(“Party A”)

Lessee:	Shenzhen iDreamSky Technology Co., Ltd.	(“Party B”)

This Contract is entered into by and between Party A and Party B (collectively, the “Parties”) under this Contract Law of the People’s Republic of China and other applicable laws and regulations on the lease of the premises by Party A to Party B. In order to specify the rights and obligations of the Parties hereunder, this Contract is hereby entered into by the Parties through mutual consultation on the basis of equality, voluntariness and good faith for mutual compliance.

I. Basic Information of Premises

Party B shall lease from Party A the premises located at Kexing Science Park, Keyuan Road, Central Zone of High-Tech Industrial Park, Nanshan District, Shenzhen; specifically, Unit 02/03 of 16th Floor, Block 4, Building A, whose total floor area (i.e., usable area plus shared area) is 1491.82 square meters (the “Premises”). Party B confirms no objection to such floor area. Any fees or charges relating to area provided in this Contract shall be calculated based on such area, unless otherwise specifically provided hereunder.

II. Lease Term

1.	The lease term of the Premises shall start from February 15, 2014 and expire by July 31, 2018.

2.	The rental fees (i.e., the rent plus the basic air-conditioning fees plus the public utilities fees) for the Premises shall be charged from April 15, 2014. Air-conditioning maintenance fees, water and power charges, property management fees, special maintenance funds and any other fees or charges payable by Party B shall be charged from February 15, 2014, unless otherwise provided.

III. Purpose of Use

The Premises leased by Party B shall be used as its offices. Without Party A’s written consent, Party B shall not change the purpose of the Premises.

IV. Fees

1.	Rental Fees

1)	Rent: at the rate of RMB 40 per square meter per month, the monthly rent shall be RMB 59,673 (FIFTY NINE THOUSAND SIX HUNDRED AND SEVENTY THREE);

2)	Basic air-conditioning fees: at the rate of RMB 30 per square meter per month, the monthly basic air-conditioning fees shall be RMB 44,755 (FORTY FOUR THOUSAND SEVEN HUNDRED AND FIFTY FIVE). In addition, the use of air conditioning shall be separately charged based on the volume actually used.

3)	Public utilities Fees: at the rate of RMB 32 per square meter per month, the monthly public utilities fees shall be RMB 44,738 (FORTY FOUR THOUSAND SEVEN HUNDRED AND THIRTY EIGHT).

4)	The floor area of the Premises leased by Party B is 1,494.82 square meters. The total amount of monthly rent, basic air-conditioning fees and public utilities fee shall be RMB 152,166 (ONE HUNDRED FIFTY TWO THOUSAND ONE HUNDRED SIXTY SIX).

2.	The monthly rent, basic air-conditioning fees and public utilities fees for the first two years of the lease term (i.e., from February 15, 2014 to February 14, 2016) shall be charged in accordance with the forgoing paragraph.

Starting from the third year of the lease term (i.e., February 15, 2016 to February 14, 2018), the monthly rent, basic air-conditioning fees and public utilities fees shall be increased by 10%, amounting to RMB 112.2 per square meter, and the total monthly rental fees shall be RMB 167,382 (ONE HUNDRED SIXTY SEVEN THOUSAND THREE HUNDRED EIGHTY TWO).

Starting from the fifth year of the lease term (i.e., February 15, 2018 to July 31, 2018), the monthly rent, basic air-conditioning fees and public utilities fees shall be increased by 10%, amounting to RMB 123.42 per square meter, and the total monthly rental fees shall be RMB 184,120 (ONE HUNDRED EIGHTY FOUR THOUSAND ONE HUNDRED AND TWENTY).

Starting from the third year of the lease term (i.e., from August 1, 2015), in event of any significant price drop in the property lease market, the Parties shall otherwise determine the rental fees through mutual agreement. Party A warrants to Party B that the rental fees charged on Party B will not be higher than the average rental fees of the whole science park during the same period, and that Party B will have the priority to lease the Premises under the same conditions.

3.	Way of Payment

1)	Party B shall pay the rent, basic air-conditioning fees, public utilities fees, air-conditioning maintenance fees and special maintenance fees of the current month, as well as the water and power charges, air-conditioning charges and any other fees or charges payable to Party A within five working days following the receipt of invoice issued by Party A (in case of any public holiday, postponed to the following working day). In case of any delay of Party B in the payment of such fees, Party B shall pay 0.3% of the aggregate overdue amount to Party A as liquidated damages for each day overdue. The aforementioned fees shall be paid to the following bank account:

Account Name:	Science Park Branch of Shenzhen Kexing Biotech Co., Ltd.

Bank:	Science Park Branch of Agriculture Bank of China

Account Number:	41003200040019989

2)	Any parking fees or property management fees incurred shall be paid by Party B directly to the property management company at the rate set by the property management company.

3)	Party B shall apply for the telephone, broadband network and cable television services at its own costs.

4)	An advance payment of one-month rent, basic air-conditioning fees and public utilities fees (i.e., RMB 152,166 (ONE HUNDRED FIFTY TWO THOUSAND ONE HUNDRED AND SIXTY SIX)) shall be made on the date of this Contract.

5)	Party A shall not charge Party B any fees that are not expressly set out to be borne by Party B hereunder.

6)	Within the lease term, any taxes or fees in connection with the houses and lands of the Premises shall be assumed by Party A pursuant to applicable laws. In the event that any governmental authority or relevant unit charges any fees that are not set out hereunder but are related to the Premises, such fees shall be borne by Party A; provided, however, that any fees expressly set out by the governmental authority or relevant unit to be paid by Party B (the lessee) shall be borne by Party B.

4.	Lease Deposit and Turnover Funds for Water, Power and Air-Conditioning

Within five working days following the date of this Contract, Party B shall pay for the following 1) and 2) items to Party A, the aggregate amount of which shall be RMB 319,250 (THREE HUNDRED NINETEEN THOUSAND TWO HUNDRED AND FIFTY).

1)	A lease deposit, equaling the full amount of two-month rent, basic air-conditioning fees and public utilities, i.e., RMB 304,332 (THREE HUNDRED AND FOUR THOUSAND THREE HUNDRED AND THIRTY TWO).

2)	Turnover funds for water, power and air-conditioning: RMB 10 per square meter, i.e. RMB 14,918 (FOURTEEN THOUSAND NINE HUNDRED AND EIGHTEEN).

3)	Upon the expiration of the lease term hereunder, if the Parties select not to renew the lease, in the event that Party B has paid off all the relevant fees (including but not limited to the rent, basic air-conditioning fees, public utilities fees, air-conditioning charges, air-conditioning maintenance fees, water and power charges, special maintenance funds and property management fees) and in absence of any default by Party B, Party A shall refund such lease deposit and turnover funds for water, power and air-conditioning to Party B free of interest within 30 days following Party A’s complete repossession of the Premises.

V. Property Management Fees and Other Fees

1.	The property management company of Kexing Science Park is Shenzhen Zhengzhong Property Management Co., Ltd. In case of any change of property management company within the term hereof, Party A shall give Party B a prior written notice.

2.	The property management fees shall be collected by Shenzhen Zhengzhong Property Management Co., Ltd. For any lessee who rents the entire floor, where public area is included as the lessee’s indoor area and managed by the lessee on its own, the property management fee shall be charged at the rate of RMB 11 per square meter per month; for any lessee who does not rent the entire floor, the property management fee shall be charged at the rate of RMB 12.5 per square meter per month. During the period from December 1, 2015 to November 30, 2017, the property management fee rates will be adjusted upward by RMB 2 per square meter per month. After November 30, 2017, the property management fee rates will be adjusted to a unified rate as a whole project, and Party B shall agree to pay the property management fees at such increased rate. Notwithstanding the foregoing provisions of this Clause V, in case of any conflict between the property management service contract signed between Party B and the property management company and the provisions of this section, the property management service contract shall prevail.

3.	Other Fees

1)	Air conditioning fees:

a.	At the new refrigerating meter testing stage: during the three months beginning from the date Party B applies to the property management company for access to cold water, the use of air conditioning is charged at the rate of RMB 10/m2/month;

b.	At the normal stage: after the new refrigerating meter testing stage ends, use of air conditioning at this Premises is charged by an electronic billing system at the following rates (unit prices) calculated based on the refrigerating volume: RMB 1/kwh refrigerating volume units during 8:01-19:00 for Monday to Saturday; RMB 1.5/kwh refrigerating volume units during 19:01-23:00 for Monday to Saturday or 8:01-23:00 for Sunday; and RMB 3/kwh refrigerating volume units during 23:01-8:00 next morning for Monday to Sunday and during 00:00-23:00 (whole day) for statutory holidays.

The standard for calculation of refrigerating volume: unit volume + amortization of public volume (in proportion to leased areas). During the contract period, the fees for use of air conditioning shall be adjusted pursuant to changes to governmental water price and power price of ice-storage air conditioning, and Party B agrees to make payment subject to adjusted standards.

2)	Air-conditioning maintenance fees shall be charged at RMB 2.4 per square meters.

3)	The water and power charges of Party B shall be collected and paid by Party A on behalf of Party B. Within the term of this Contract, the water and power charges (including the garbage and sewage disposal fees collected by the water consumption volume) shall be subject to the adjustment of standard rates for water and power set by the government. The power rate shall be charged by Party A on behalf of Party B at such standard (+power loss costs) as set out by Shenzhen Power Supply Bureau under the general category for commercial and service industries. In case that Party B rents part of the units on a floor, the public water and power fees shall be charged in proportion to the area rent by Party B. In case that Party B rents the entire floor, then Party B shall pay the public water and power fees for the entire floor.

4)	The special maintenance funds shall be charged at the rate of RMB 0.3 per square meter per month, which shall be collected from the first anniversary of the date of the completion of these Premises (i.e. January 14, 2013), and shall be subject to any adjustment by the government of the timing and standard for the collection of such fees. Only invoice for property management fees shall be issues for such fees.

5)	Parking fees: The rates for monthly parking cards and temporary parking shall refer to the government guidance rates set out by the government and subject to the adjustment of such government guidance rates and market conditions.

6)	The fee rates for other items shall be determined by the property management company of Kexing Science Park pursuant to the applicable government circulars or in accordance with market conditions, and shall be announced on the bulletin board of the park in a timely manner.

7)	Any fees or penalties collected by the relevant governmental authority arising from Party B’s operations shall be borne by Party B.

VI. Rights and Obligations of Party A

1.	Rights of Party A

1)	Party A shall have the right to monitor and regularly examine the status of the Premises.

2)	In event of any change of the main building structure, the load-bearing structure or the purpose of the Premises, or any other improper use of the Premises by Party B, Party A shall have the right to stop Party B and order Party B to make correction within a specified time period and take such measures as provided hereunder and under applicable laws. Party B shall be liable for any consequences, losses or costs arising therefrom, and compensate any losses suffered by Party A.

3)	Upon the expiration of the lease term or early cancellation or termination of this Contract, Party A shall have the right to repossess the Premises. In case of any late payment by Party B, Party A shall have the right to repossess the Premises after moving Party B’s belongings and equipment out of the Premises and sealing up the same at the cost of Party B. Party A shall not be liable for any damage of Party B’s belongings and equipment incurred in the process of such move. In the event that Party A fails to get in touch with Party B for more than ten days following the date of sealing, or in the event that Party A gets in touch with Party B but Party B fails to settle the overdue payments and take away its belongings and equipment within ten days following the date of sealing, then Party A shall be entitled to sell such sealed belongings and equipment of Party B from the eleventh day following the date of sealing, the proceeds of which will first be used to repay Party A. In case of any insufficiency, Party A shall have the recourse against Party B.

4)	Party A shall be entitled to collect various fees as specified hereunder. In case of any default by Party B, Party A shall have the right to take such measures as provided hereunder and under applicable laws, and Party B shall be liable for any adverse consequences or losses arising therefrom.

2.	Obligations of Party A

1)	Party A shall ensure that the land use right of the Premises outlive the lease term.

2)	Party A shall assist and monitor the property management company to maintain the equipment and systems within the public area in good status and operation, and shall keep the public area clean and tidy.

3)	Party A shall issue tax invoice for the rent, and provide financial receipt for the garbage and sewage disposal fees collected by the water consumption volume on behalf of Party B.

4)	Party A undertakes not to early terminate this Contract during the lease term, except as provided hereunder or under applicable laws.

VII. Rights and Obligations of Party B

1.	Rights of Party B

1)	If Party B intends to renew the lease upon the expiration of this Contract, it shall submit a written application to Party A three months prior to the expiration of this Contract. Approval or not shall be at Party A’s discretion. If Party B fails to do so, Party A shall deem Party B to have waived its right of renewal.

2)	Party B shall have the right to lawfully and reasonably use the Premises and the public facilities of the building as stipulated herein during the term of this Contract.

3)	Party B shall have the right to give reasonable suggestions and advice to the property management company for the services provided during the term of this Contract. If the property management company fails to deal with such suggestions and opinions in a timely manner, Party B may complain to Party A directly.

2.	Obligations of Party B

1)	During the lease term, Party B shall use the Premises and relevant facilities and equipment in accordance with the purpose as agreed in this Contract. It shall not damage or destroy such Premises or relevant facilities or equipment, failing which it shall be liable for compensation at their original prices.

2)	Party B shall ensure that any work to be carried out in the park and the use of the Premises are free of noise and pollution and in compliance with national and Shenzhen environmental protection provisions.

3)	Party B shall pay the monthly rent, basic air-conditioning fees, public facilities fees, water and power charges, air-conditioning maintenance fees, special maintenance fees, property management fees and other fees payable under this Contract in a timely manner.

4)	Party B shall accept and cooperate with the property management company in connection with the normal maintenance and management of the Premises and ancillary equipment and gardens.

5)	During the lease term, with the written consent of Party A, Party B may renovate the Premises in accordance with the renovation plan approved by the property management company. Party B shall go through renovation procedures as required by the property management company, and ensure that fire protection, environment protection and production safety meet relevant requirements after the renovation, failing which Party B shall assume all liabilities and losses arising therefrom and compensate Party A for all losses incurred thereby. During the renovation and possession period, Party B shall carry out construction strictly in compliance with the Renovation Guide and Management Rules of the property management company of Kexing Science Park. It shall not change the main architectural structure, the load-bearing structure or the purpose of the Premises unilaterally, nor shall it violate the applicable PRC and Shenzhen laws and regulations and the provisions of environmental protection department, fire protection department and other competent authorities.

6)	If Party B intends to increase the power capacity of the Premises, it shall submit to Party A a written application and relevant materials. Construction may only be carried out after the consent of Party A is obtained. All fees arising from such electricity power capacity increase and the basic monthly power charges shall be borne by Party B. Given that the power capacity increase is purely a unilateral demand of Party B, the equipment for such power capacity increase shall belong to Party A without any charge upon the expiration or early termination of this Contract.

7)	Without the written consent of Party A, Party B shall not sublet the Premises.

8)	Without the written consent of Party A, Party B shall not erect any buildings or place any items affecting the appearance of the Premises on the platform.

9)	During the lease term, Party B and its employees and visitors shall take care of their own properties and personal safety. In case of any property damage, losses by theft, personal injury or accident, Party A is not liable for any liabilities or fees.

10)	The premises with decorations shall be delivered on an “as-it-is” basis. During the term of this Contract, Party B shall assume the obligations and bear the fees for the internal maintenance of the Premises (including the quality issues of the existing decorations when Party B leases the Premises).

11)	Upon the expiration or early termination of this Contract pursuant to the agreement of both parties or as required by law, Party B can remove all removable furniture and electronic appliance in the Premises; provided, however, that all fixtures in the Premises shall belong to Party A for free who is not required to make any compensation to Party B, and Party B shall not dismantle or intentionally destroy such fixtures, failing which it shall be responsible for compensation. The fixtures refer to all decorations and relevant equipment and facilities in the Premises other than the office furniture and electronic appliances that are purchased by Party B and can be removed without being dismantled, including but not limited to:

a.	The reception desk, ceilings, separation walls, doors and windows, curtains, floors and carpets, illumination and signal coverage in connection with the fixtures shall be maintained on an “as-it-is” basis.

b.	When dismantling televisions, telephones, sockets and networks, their routes must be maintained as they can be used again, and relevant safety protection measures must be taken.

c.	Smoke detectors, alarm bells, manual fire alarm buttons, fire broadcasts, fire sprinklers, fire hydrants, emergency lights and relevant fire protection equipment and facilities shall not be damaged or dismantled.

d.	Fan coil units, new fans and other air-conditioning related equipment and facilities shall not be damaged or dismantled.

e.	The landscape lightening equipment of the building shall not be damaged or dismantled.

f.	Other decorations and relevant equipment and facilities in the Premises shall not be damaged or dismantled.

12)	To ensure the fire safety of the whole building, the fire system installed by Party B in the course of the second renovation shall be connected to the fire system of the building. Party B shall be responsible for going through the relevant approval procedures with the competent authority for its fire system installed in the course of the second renovation of the Premises and bear all relevant fees incurred therefrom, and shall obtain the fire safety certificate from the local fire authority. Air-conditioning fan coil units shall use the products of York or Trane; air-conditioning controllers shall use the products of York or Trane.

VIII. Early termination of this Contract

1.	If Party B requests to terminate this Contract unilaterally prior to the expiration of this Contract, it shall give Party A a three-month prior written notice; if Party B gives Party A a three-month prior written notice and have leased the Premises for more than two years without any other default, Party A shall return all rental deposits to Party B; if Party B gives Party A a three-month prior written notice and have no other default, but have leased the Premises for less than two years, Party A shall only return half of the rental deposits to Party B, and withhold the other half as the liquidated damages of Party B; if Party B fails to give Party A a three-month prior written notice, no matter whether Party B have leased the Premises for more than two years or not, Party A shall not return any rental deposits to Party B.

2.	Prior to the expiration of this Contract, Party A shall not early terminate this Contract unilaterally, except as otherwise provided by this Contract or laws.

3.	In event that both parties early terminate this Contract in accordance with the provisions of this Contract, if Party B fails to move away as required by Party A, Party B shall pay double the rental fees (rent, basic air-conditioning fees and public utilities fees) for the delayed period, and Party A shall be entitled to unilaterally remove Party B’s properties left in the Premises at Party B’s costs and shall not be responsible for safekeeping, or shall be entitled to sell off Party B’s properties left in the Premises directly and withhold the fees that should have been borne or paid by Party B (if any).

IX. Liabilities of Default

Under any of the following circumstances, Party A shall be entitled to take the following measures, including but not limited to: stopping the water, power and air-conditioning supply, unilaterally terminating this Contract (the notice of which shall become effective immediately upon its service, no matter whether Party B signs to confirm receipt or not), taking back the Premises, withholding the rental deposits of Party B, all fixtures in the Premises belonging to Party A for free. In case of economic losses to Party A, Party B shall make compensations in an amount of the actual losses of Party A. If Party B fails to move away as scheduled, Party A shall notify Party B. If Party B fails to move away within 5 days after Party A serves the notice, Party A shall be entitled to remove Party B’s properties from the Premises at the expense of Party B and shall not be responsible for safekeeping, or shall be entitled to sell off Party B’s properties left in the Premises directly. If Party B delays the payment of rental fees, Party A shall be entitled to take back the Premises after removing and sealing up Party B’s belongings and equipment in the Premises at the expense of Party B. If Party B’s belongings and equipment are damaged in the course of vacation, Party A is not required to assume liabilities. If Party A is still unable to get in touch with Party B for 10 days after the date of sealing, or although Party A manages to get in touch with Party B, Party B fails to pay off the late payment and remove its belongings and equipment within 10 days after the date of sealing, Party A shall be entitled to directly sell off Party B’s belongings and equipment from the eleventh day after the date of sealing, and have the priority to the proceeds therefrom. In case of any insufficiency, Party A shall have the recourse against Party B.

1.	Party B fails to pay any of the rent, basic air-conditioning fees, public facilities fees, water and power charges, air-conditioning maintenance charges, special maintenance funds, property management fees, liquidated damages and other fees payable under this Contract, or Party B fails to pay any of the foregoing fees in full, for more than 30 days after such fees become payable.

2.	Party B fails to repair or compensate for the damages caused to the Premises during the course of use or renovation; Party B violates the provisions of laws and regulations of the People’s Republic of China relating to fire protection, environment protection, production safety, etc., and fails to make rectifications as required by Party A and competent departments.

3.	Party B takes the liberty to erect or hang directive signboards or advertisements in the Park without the consent of Party A, and refuses to make rectifications or dismantle the same after Party A serves a rectification notice.

4.	Party B takes the liberty to sublet or otherwise dispose of the Premises or ancillary facilities of Party A without the written consent of Party A.

5.	Upon the expiration of this Contract, Party B fails to move away from the Premises as provided by this Contract for five days or more.

6.	Party B’s second renovation fails to meet fire safety standards after inspection, or Party B obtains fire safety inspection opinions but its fire system still cannot be used, or Party B takes the liberty to change fire safety or construction design, which causes economic losses to Party A or a third party.

7.	Party B takes the liberty to change the purpose, type, layout and structure of the Premises, or refuses to make rectifications to its default at Party A’s request.

8.	Party B’s conduct of business has breached agreement or violated laws, or Party B has other violation of laws or criminal activities.

X. Exemption of Liability

1.	In case of force majeure, or due to national policies or governmental acts, the construction progress is severely affected, causing the Premises cannot be delivered as scheduled, Party A shall not assume any liabilities but shall serve a written notice to Party B.

2.	If during the term of this Contract, in case of force majeure, or changes to national policies, or expropriation of the Premises or the land where the Premises are located or dismantlement of the Premises by the government, or due to a third party other than Party A and Party B, this Contract cannot be performed any further, then this Contract shall be terminated automatically, and after settling rental fees, Party A and Party B shall not assume any default liabilities nor compensate for each other.

XI. Notice

The addresses and telephones of the Parties set out in this Contract shall be the addresses and telephones for legal service of letters, notices, materials, etc. If either party changes its address and telephone, it shall give a five-day prior written notice to the other party, failing which the liabilities and losses incurred therefrom shall be assumed by the changing party. Either party shall be deemed to have performed its obligations of notification and service with legal effect after it sends out the letters, notices, materials, etc. by postal registered letter or EMS express delivery to the agreed address and telephone. Postal registered letters or EMS mails shall be deemed to have been served with legal effect even if such letters or mails are refused to be received, signed and received by a person other than the intended receiver, returned or cannot be served.

Party A:	Science Park Branch of Shenzhen Kexing Biotech Co., Ltd.

Address:	Customer Service Center, Kexing Science Park, No. 15, Keyuan Road, Central Zone of High-Tech Industrial Park, Nanshan District, Shenzhen

Telephone:	0755-88888878 Postal Code: 518057

Attention:	Customer Service Center of Kexing Science Park

Party B:	Shenzhen iDreamSky Technology Co., Ltd.

Address:	Unit 1602/1603, Unit 4, Building A, Kexing Science Park, No. 15, Keyuan Road, Central Zone of High-Tech Industrial Park, Nanshan District, Shenzhen

Telephone:	0755-86110235 Postal Code: 518057

Attention:	Mr. Peng

XII. Miscellaneous

1.	The execution, effect, interpretation, performance and resolution of disputes of this Contract shall be governed by the laws of the People’s Republic of China.

2.	In event that the lease documents and contracts in connection with the lease of the Premises hereunder entered into between Party A and Party B prior to the signing of this Contract conflict with this Contract, this Contract shall prevail.

3.	Any dispute arising from this Contract shall be resolved by Party A and Party B through friendly negotiation. If such dispute cannot be resolved through negotiation, either party shall be entitled to file a lawsuit with the people’s court in the locality where the Premises are located.

4.	This Contract shall be made in five copies. Party A shall have three copies, and Party B shall have two copies, each of which shall have the same legal effect.

5.	This Contract shall take effect as of the date of signing and sealing by Party A and Party B.

Party A: Science Park Branch of Shenzhen Kexing Biotech Co., Ltd. (Seal) [Company seal is affixed]	Party B: Shenzhen iDreamSky Technology Co., Ltd. (Seal) [Company seal is affixed]]

Representative:	Representative:

Date: January 26, 2014